Exhibit 21

Subsidiaries of YzApp International Inc.

Name of Subsidiary	Jurisdiction of Organization	% Owned
New Zealand WAYNE'S New Resources Development Co., Ltd.	BVI	100%
Heilongjiang Shuaiyi New Energy Development Co., Ltd.	PRC	100%
Daqing Shuaiyi Biotech Co., Ltd.	PRC	100%
Harbin Shuaiyi Green & Specialty Food Trading LLC	PRC	100%